

July 12, 2011

<u>Via E-mail</u>

Toshiaki Kuzuoka, Vice President
Hitachi, Ltd
6-6, Marunouchi 1-chome
Chiyoda-ku
Tokyo 100-8280, Japan

  Re: Hitachi, Ltd.
       Form 20-F for Fiscal Year Ended March 31, 2010
       Filed June 29, 2010
       File No. 001-08320

Dear Mr. Kuzuoka:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Terence O'Brien

                           Terence O'Brien
                           Accounting Branch Chief